Exhibit 99.1

FORM 9

NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF LISTED SECURITIES

(or securities convertible or exchangeable into listed securities1)

Name of Listed Issuer:	Symbol(s):
Curaleaf Holdings, Inc. (the “Issuer”).	CURA

Date:  April 5, 2023  Is this an updating or amending Notice: ☑ Yes  ☐ No

If yes provide date(s) of prior Notices: March 30, 2023.

Issued and Outstanding Securities of Issuer Prior to Issuance: 624,275,613 Subordinate Voting Shares.

Pricing

Date of news release announcing proposed issuance: N/A or

Date of confidential request for price protection: N/A

Closing Market Price on Day Preceding the news release: N/A or

Day preceding request for price protection: N/A

Closing

Number of securities to be issued: Refer to Part 2 below.

Issued and outstanding securities following issuance: Refer to Part 2 below.

Instructions:

1.	For private placements (including debt settlement), complete tables 1A and 1B in Part 1 of this form.

2.	Complete Table 1A – Summary for all purchasers, excluding those identified in Item 8.

3.	Complete Table 1B – Related Persons only for Related Persons

4.	If shares are being issued in connection with an acquisition (either as consideration or to raise funds for a cash acquisition) please proceed to Part 2 of this form.

5.	An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10 – Notice of Proposed Transaction

6.	Post the completed Form 9 to the CSE website in accordance with Policy 6 – Distributions. In addition, the completed form must be delivered to listings@thecse.com with an appendix that includes the information in Table 1B for ALL placees.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Part 1.      Private Placement

Table 1A – Summary

Each jurisdiction in which purchasers reside	Number of Purchasers	Price per Security	Total dollar value (CDN$) raised in the jurisdiction

Total number of purchasers:
Total dollar value of distribution in all jurisdictions:

Table 1B – Related Persons

Full Name & Municipality of Residence of Placee	Number of Securities Purchased or to be Purchased	Purchase price per Security (CDN$)	Conversion Price (if Applicable) (CDN$)	Prospectus Exemption	Total Securities Previously Owned, Controlled or Directed	Payment Date(1)	Describe relationship to Issuer (2)

1An issuance of non-convertible debt does not have to be reported unless it is a significant transaction as defined in Policy 7, in which case it is to be reported on Form 10.

1.	Total amount of funds to be raised: ____________________________________.

2.	Provide full details of the use of the proceeds. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material. ___________________________.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

3.	Provide particulars of any proceeds which are to be paid to Related Persons of the Issuer:
.

4.	If securities are issued in forgiveness of indebtedness, provide details of the debt agreement(s) or and the agreement to exchange the debt for securities.

5.	Description of securities to be issued:

(a)	Class	.

(b)	Number	.

(c)	Price per security	.

(d)	Voting rights

6.	Provide the following information if warrants, (options) or other convertible securities are to be issued:

(a)	Number	.

(b)	Number of securities eligible to be purchased on exercise of warrants (or options)	.

(c)	Exercise price	.

(d)	Expiry date	.

7.	Provide the following information if debt securities are to be issued:

(a)	Aggregate principal amount	.

(b)	Maturity date	.

(c)	Interest rate	.

(d)	Conversion terms	.

(e)	Default provisions	.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the placement (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the placement (name, and if a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer):
.

(b)	Cash	.

(c)	Securities	.

(d)	Other	.

(e)	Expiry date of any options, warrants etc.	.

(f)	Exercise price of any options, warrants etc.	.

9.	State whether the sales agent, broker, dealer or other person receiving compensation in connection with the placement is Related Person or has any other relationship with the Issuer and provide details of the relationship _____________________________________________________

.

10.	Describe any unusual particulars of the transaction (i.e. tax “flow through” shares, etc.).

.

11.	State whether the private placement will result in a change of control.

.

12.	Where there is a change in the control of the Issuer resulting from the issuance of the private placement shares, indicate the names of the new controlling shareholders. ____________________________________________________________________________________________

.

13.	Each purchaser has been advised of the applicable securities legislation restricted or seasoning period. All certificates for securities issued which are subject to a hold period bear the appropriate legend restricting their transfer until the expiry of the applicable hold period required by National Instrument 45-102 Resale of Securities.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Part 2.	Acquisition

1.	Provide details of the assets to be acquired by the Issuer (including the location of the assets, if applicable). The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the transaction without reference to any other material:

On March 28, 2023, the Issuer announced that it has entered into a definitive agreement and plan of merger (the “Merger Agreement) to acquire Deseret Wellness LLC (the “Target”), the largest cannabis retail operator in Utah, for a cash and stock consideration valued at approximately U.S.$20 million, as further described below. The transaction is expected to close on April 7, 2023, subject to customary closing conditions.

2.	Provide details of the acquisition including the date, parties to and type of agreement (eg: sale, option, license etc.) and relationship to the Issuer. The disclosure should be sufficiently complete to enable a reader to appreciate the significance of the acquisition without reference to any other material:

The Issuer, a wholly owned subsidiary of the Issuer (“Merger Sub”), the Target and the Member Representative (as defined in the Merger Agreement) entered into the Merger Agreement on March 28, 2023, pursuant to which, by way of a merger of Merger Sub with and into the Target, with the Target continuing as the surviving entity (the “Surviving Entity”) and as a wholly owned subsidiary of the Issuer, (i) each issued and outstanding share of common stock, par value $0.001 per share, of Merger Sub shall be converted into and become one fully paid and non-assessable unit of the Surviving Entity, so that the Issuer shall be the holder of all of the issued and outstanding units, representing 100% of the outstanding membership interests, of the Surviving Entity, and (ii) each unit that is issued and outstanding immediately prior to the effective time will be cancelled and extinguished as of the effective time and be converted into the right of the holder thereof to receive its percentage interest of the Merger Consideration (as defined below).

The overall consideration payable to the participating securityholders (the “Sellers”) amounts in the aggregate to U.S.$20,000,000 (“Purchase Price”) and will be satisfied by the Purchaser on closing as detailed below.

Each of the Sellers is an arm’s length party with respect to Merger Sub and the Issuer.

Each of the Sellers has agreed to a lock-up on the Consideration Shares they are entitled to receive under the Merger Agreement, whereby 50 percent of the Consideration Shares that a Seller is entitled to receive on the Consideration Share Issuance Date (as defined in the Merger Agreement) will be released from the lock-up on the date that is six (6) months after the Closing Date, and the remaining 50 percent of such shares will be released from the lock-up on the date that is twelve (12) months after the Closing Date. Any subsequent issuance of Subordinate Voting Shares to the Sellers under the Merger Agreement will be subject to a similar lock-up release schedule, whereby 50 percent of such shares will be released from lock-up on the date that is six (6) months after the issuance of such shares, and the remaining 50 percent of such shares will be released from the lock-up on the date that is twelve (12) months after the issuance of such shares.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

3.	Provide the following information in relation to the total consideration for the acquisition (including details of all cash, securities or other consideration) and any required work commitments:

(a)	Total aggregate consideration in Canadian dollars: U.S.$20,000,000 equivalent to approximately CAD27,252,000 using the daily average exchange rate of CAD1.3626 to USD1.00 published by the Bank of Canada on March 28, 2023.

(b)	Cash: U.S.$5,000,000, less the amount of the assumed debt, subject to adjustments in accordance with the Merger Agreement.

(c)	Securities (including options, warrants etc.) and dollar value: A number of Subordinate Voting Shares of the Issuer equal to U.S.$15,000,000 (the “Consideration Shares”), and subject to adjustment in accordance with the Merger Agreement, converted into Canadian Dollars at the closing exchange rate at the end of the trading day immediately preceding the Consideration Share Issuance Date, at a price per Subordinate Voting Share (the “Purchaser Share Price”) equal to the greater of (i) the volume weighted average price (“VWAP”) of the Subordinate Voting Shares on the CSE for the seven-trading day period that ends on the trading day immediately preceding the Consideration Share Issuance Date, and (ii) 85% of the closing price of the Subordinate Voting Shares on the CSE on the date that is two (2) trading days prior to Consideration Share Issuance Date.

The Merger Consideration will be adjusted post-closing, up or down, on a dollar-for-dollar basis, by the amount, if any, by which the final closing working capital determined in accordance with the Merger Agreement is greater or lesser than the estimated closing working capital (the “Post-Closing Adjustment”). The Post-Closing Adjustment will be satisfied by the issuance of additional Subordinate Voting Shares by the Issuer, in the event the Post-Closing Adjustment is positive, or the forfeiture of a certain number of Subordinate Voting Shares by the sellers, in the event the Post-Closing Adjustment is negative (such number of Subordinate Voting Shares being referred to as the “Post Closing Share Consideration Adjustment). The Post Closing Share Consideration Adjustment shall represent a number of Subordinate Voting Shares equal to the Post Closing Adjustment divided by the Purchaser Share Price, provided that the VWAP shall be calculated with reference to the date of issuance or forfeiture of the Subordinate Voting Shares comprising the Post Closing Share Consideration Adjustment rather than the Consideration Share Issuance Date.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

(d)	Other: N/A

(e)	Expiry date of options, warrants, etc. if any: N/A

(f)	Exercise price of options, warrants, etc. if any: N/A.

(g)	Work commitments: N/A.

4.	State how the purchase or sale price was determined (e.g. arm’s-length negotiation, independent committee of the Board, third party valuation etc).

The purchase price was determined through arm’s length negotiation.

5.	Provide details of any appraisal or valuation of the subject of the acquisition known to management of the Issuer: N/A.

6.	The names of parties receiving securities of the Issuer pursuant to the acquisition and the number of securities to be issued are described as follows:

Name of Party (If not an individual, name all insiders of the Party)	Number and Type of Securities to be Issued	Dollar value per Security	Conversion price (if applicable)	Prospectus Exemption	Total Securities, Previously Owned, Controlled or Directed by Party	Describe relationship to Issuer(1)
Rockwood Advisory LLC	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Jonathon Goldrath	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Peter Bio	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
SEM Deseret, LLC	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Poppo Trust 06-30-1999	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Alan Dayton	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Rocco Levine	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Paul K. Rothe	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Reiss Holdings, LLC	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Christina Corey	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Trip Hoffman	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
William R Greenberg MD, LLC	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Robbins Gottlock	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Robin Lines	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
John Ziegler	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
PWG, LLC	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Ari Raptis	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Michael Vanderzwan	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Leslie Crabb	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Ted Clayton	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Ben Glaze	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Leslie Glaze	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
Jeremy Sumerix	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
MXY License Holdings, LLC	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person
John Lykouretzos	Refer to Item 3 above	Refer to Item 3 above	N/A	Section 3 of BC Instrument 72-503	Nil	Not a Related Person

(1)	Indicate if Related Person

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

7.	Details of the steps taken by the Issuer to ensure that the vendor has good title to the assets being acquired: Customary due diligence, including lien and litigation due diligence, as customary under local law.

8.	Provide the following information for any agent’s fee, commission, bonus or finder’s fee, or other compensation paid or to be paid in connection with the acquisition (including warrants, options, etc.):

(a)	Details of any dealer, agent, broker or other person receiving compensation in connection with the acquisition (name, andif a corporation, identify persons owning or exercising voting control over 20% or more of the voting shares if known to the Issuer): N/A.

(b)	Cash N/A.

(c)	Securities N/A.

(d)	Other N/A.

(e)	Expiry date of any options, warrants etc. N/A

(f)	Exercise price of any options, warrants etc. N/A.

9.	State whether the sales agent, broker or other person receiving compensation in connection with the acquisition is a Related Person or has any other relationship with the Issuer and provide details of the relationship. N/A

10.	If applicable, indicate whether the acquisition is the acquisition of an interest in property contiguous to or otherwise related to any other asset acquired in the last 12 months. N/A.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Certificate Of Compliance

The undersigned hereby certifies that:

1.	The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance on behalf of the Issuer.

2.	As of the date hereof there is not material information concerning the Issuer which has not been publicly disclosed.

3.	the Issuer has obtained the express written consent of each applicable individual to:

(a)	the disclosure of their information to the Exchange pursuant to this Form or otherwise pursuant to this filing; and

(b)	the collection, use and disclosure of their information by the Exchange in the manner and for the purposes described in Appendix A or as otherwise identified by the Exchange, from time to time

4.	The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CSE Policy 1).

5.	All of the information in this Form 9 Notice of Issuance of Securities is true.

Dated April 5, 2023.

Peter Clateman
Name of Director or Senior Officer

(signed) Peter Clateman
Signature

Chief Legal Officer
Official Capacity

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018

Appendix A

PERSONAL INFORMATION COLLECTION POLICY REGARDING FORM 9

The Canadian Securities Exchange and its subsidiaries, affiliates, regulators and agents (collectively, “CSE or the “Exchange”) collect and use the information (which may include personal or other information) which has been provided in Form 9 for the following purposes:

•	To determine whether an individual is suitable to be associated with a Listed Issuer;

•	To determine whether an issuer is suitable for listing;

•	To determine whether allowing an issuer to be listed or allowing an individual to be associated with a Listed Issuer could give rise to investor protection concerns or could bring the Exchange into disrepute;

•	To conduct enforcement proceedings;

•	To ensure compliance with Exchange Requirements and applicable securities legislation; and

•	To fulfil the Exchange’s obligation to regulate its marketplace.

The CSE also collects information, including personal information, from other sources, including but not limited to securities regulatory authorities, law enforcement and self-regulatory authorities, regulation service providers and their subsidiaries, affiliates, regulators and agents. The Exchange may disclose personal information to these entities or otherwise as provided by law and they may use it for their own investigations.

The Exchange may use third parties to process information or provide other administrative services. Any third party will be obliged to adhere to the security and confidentiality provisions set out in this policy.

All personal information provided to or collected by or on behalf of The Exchange and that is retained by The Exchange is kept in a secure environment. Only those employees who need to know the information for the purposes listed above are permitted access to the information or any summary thereof. Employees are instructed to keep the information confidential at all times.

Information about you that is retained by the Exchange and that you have identified as inaccurate or obsolete will be corrected or removed.

If you wish to consult your file or have any questions about this policy or our practices, please write the Chief Privacy Officer, Canadian Securities Exchange, 220 Bay Street – 9th Floor, Toronto, ON, M5J 2W4.

FORM 9 – NOTICE OF ISSUANCE OR PROPOSED ISSUANCE OF
LISTED SECURITIES
September 2018